Mail Stop 3561

April 28, 2008

Mr. C. Richard Reese, Chief Executive Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

> **Re:** **Iron Mountain Incorporated**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-13045**

Dear Mr. Reese:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief